

September 6, 2011

Via E-mail
Mr. Joseph V. Taranto
Chairman and Chief Executive Officer
Everest Re Group, Ltd.
Wessex House 2nd Floor
45 Reid Street
PO Box HM 845
Hamilton HM DX, Bermuda

> **Re:** **Everest Re Group, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **DEF 14A Proxy Statement**
> **Filed April 15, 2011**
> **File No. 001-15731**

Dear Mr. Taranto:

We have reviewed your August 11, 2011 response to our July 14, 2011 letter and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
1B. Investments, page F-8

1. Please refer to prior comments one and two. Please provide us proposed disclosure to be included in future filings required by ASC 825-10-50-28 through 50-32 for those securities where you elected the fair value option. For example, it appears that you are missing the disclosure required by paragraphs 50-28(a) and (b) and 50-30(b).

16. Contingencies, page F-42

2. Please refer to your response to prior comment five.

- Regarding matters relating to your insurance and reinsurance business, you indicate that you consider these matters in determining your reserves for loss and loss adjustment expenses. You continue to disclose that "an adverse resolution of one or more of these items in any one quarter or fiscal year could have a material adverse effect on the Company's results of operations in that period." This disclosure appears to indicate there is at least a reasonable possibility that a material loss exceeding amounts already recognized may have been incurred. Please tell us how you considered SAB Topic 5.W., which appears to require additional disclosure. Please provide us revised proposed disclosure to be included in future filings.

- Regarding your statement in your response that there are no known significant pending legal issues not involving insurance or reinsurance business activity, please provide us proposed disclosure to be included in future filings to indicate, if true, that these matters are not material to your financial statements, or provide us proposed disclosure to be included in future filings to either disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made as required by ASC 450-20-50-4b.

Definitive Proxy Statement on Schedule 14A
Base Salary and Bonus Determinations, page 18

3. We note your response to our prior comment 6. Regardless of the fact that your Compensation Committee does not, "identify any specific factors or particular criteria that must be met by each executive officer," the Committee still conducts an evaluation of each executive officer's performance in order to make their subjective determination of the amounts of base salary increases and bonus awards. Our comment seeks added disclosure which clarifies for investors the considerations that were made by the Compensation Committee in evaluating each executive officer's performance that led to the salary increases and bonus amounts ultimately awarded. Therefore, we hereby reissue our prior comment and ask that you amend your 2010 Form 10-K to disclose the specific facts and circumstances related to responsibilities, experience, contributions and performance that the Committee considered for each Named Executive Officer in adjusting salaries and awarding incentive cash compensation.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on the Definitive Proxy Statement comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant